SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

07025750

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

July 31, 2007

PROCESSED
AUG 08 2007
THOMSON FINANCIAL

RECEIVED
2007 AUG -1 A 3:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

July 11, 2007	Stock Exchange Announcement – Director/PDMR Shareholding
July 13, 2007	Stock Exchange Announcement – Interim Management Statement
July 13, 2007	Stock Exchange Announcement – Result of AGM
July 17, 2007	Stock Exchange Announcement – Holding(s) in Company
July 19, 2007	Stock Exchange Announcement – Holding(s) in Company
July 23, 2007	Stock Exchange Announcement – Director/PDMR Shareholding
July 26, 2007	Stock Exchange Announcement – Holding(s) in Company
July 30, 2007	Stock Exchange Announcement – Holding(s) in Company
July 30, 2007	Stock Exchange Announcement – Holding(s) in Company
July 31, 2007	Stock Exchange Announcement – Holding(s) in Company
July 31, 2007	Stock Exchange Announcement – Holding(s) in Company
July 13, 2007	The Companies Act 1985 – Public Company Limited by Shares – Resolution of Electrocomponents PLC – Passed 13 July 2007 – Ordinary Resolution (Resolution 8) and Special Resolution (Resolution 9).

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

11921 Rockville Pike, Rockville, Maryland 20852-2743 • Tel: (301) 230-5200 • Fax: (301) 230-2891
Washington, D.C. Office: (202) 872-0400 • Greenbelt, Maryland Office: (301) 699-9883 • Tysons Corner, Virginia Office: (703) 684-5200
E-mail: lawfirm@srgpe.com • Internet: www.shulmanrogers.com

SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-116.doc
T: 082007

REG-Electrocomponents Director/PDMR Shareholding

Released: 11/07/2007

RNS Number:0786A
Electrocomponents PLC
11 July 2007

ELECTROCOMPONENTS PLC

Director's Dealing in Shares

On 3 July 2007, the Directors approved a grant of options to buy Electrocomponents plc 10p ordinary shares at an option price of 241p under the terms of the Electrocomponents Savings Related Share Option Scheme.

Included in this grant were options over 1,568 shares given to Mr S Boddie (Group Finance Director) at an option price of 241p. Mr Boddie's Savings Related Option Scheme contract is due to mature on 1 September 2010, after which the options will normally become exercisable over a period of six months ending on 28th February 2011.

The Company has been notified of this transaction in accordance with s324 of the Companies Act 1985 and the FSA Disclosure Rules 3.1.2 R.

Ian Haslegrave
Company Secretary
11 July 2006

END
RDSSFAFLFSWSEDW

REG-Electrocomponents Interim Management Statement

Released: 13/07/2007

RNS Number:1496A
Electrocomponents PLC
13 July 2007

ELECTROCOMPONENTS PLC

July 2007 Interim Management Statement

Electrocomponents plc, the leading international high service distributor, has today issued its first interim management statement for the year ending 31 March 2008

For the first quarter of the financial year sales have grown by around 7% for the Group, comprising 11% in International and 2% in the UK. Within International, which represents some 60% of Group turnover, sales have grown by around 8% in Europe, 16% in North America and 14% in Asia Pacific. All growth rates are adjusted for trading days and exchange rate movements.

The gross margin of the Group was around 50.1% for the quarter which was in line with plan.

Looking ahead, we are continuing to drive our strategy to further improve our offers both to our Electronic and Electromechanical (EEM) and our Maintenance, Repair and Operations (MRO) customers.

The Board remains confident that this will be another year of good progress for the Group.

Enquiries:

Ian Mason	Group Chief Executive	01865 204000
Simon Boddie	Group Finance Director	01865 204000
Diana Soltmann	Flagship Consulting	020 7886 8440

END

IMSXLLFFDDBXBBE

REG-Electrocomponents Result of AGM

Released: 13/07/2007

RNS Number:2406A
Electrocomponents PLC
13 July 2007

Electrocomponents Plc - Annual General Meeting

Electrocomponents Plc announces that each of the resolutions set out in the Notice of Meeting dated 30 May 2007 were passed by shareholders at today's Annual General Meeting, including the following resolutions passed as special business:

- Electronic Communication
- Renewal of the Directors' authority for the purchase by the Company of its own shares.

Copies of the above resolutions have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. no. + 44 (0) 20 7066 1000.

Ian Haslegrave
Company Secretary
13 July 2007

END

RAGRJMITMMABBIR

REG-Electrocomponents Holding(s) in Company

Released: 17/07/2007

RNS Number:3700A
Electrocomponents PLC
17 July 2007

TR-1(i): Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing Electrocomponents plc
shares to which voting rights are attached(ii):

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):_

3. Full name of person(s) subject to the notification obligation Aviva plc & its subsidiaries
(iii):

4. Full name of shareholder(s) (if different from 3.)(iv):
Registered

Holder:

BNY Norwich

Union Nominees Limited

3,308,009*

BT Globenet

Nominees Limited

6,700*

Chase GA

Group Nominees Limited

6,793,178*

Chase

Nominees Limited

170,000*

CUIM Nominee

Limited

2,303,723*

Vidacos

Nominees Limited

231,486*

* denotes

direct interest

5. Date of the transaction (and date on which the threshold is 13 July 2007
crossed or reached if different)(v):

6. Date on which issuer notified: 17 July 2007

7. Threshold(s) that is/are crossed or reached: 3% to 2%
Change at Direct Interest

Level

8. Notified details:

A: Voting rights attached to shares

Class/type of Situation previous to Resulting situation after the
triggering transaction(vii)
shares the Triggering
transaction (vi)

if possible Number of Number of Number of Number of voting rights
% of voting rights
using the ISIN Shares Voting shares ix
CODE Rights viii Direct Direct x Indirect xi
Direct Indirect

Ordinary Shares
GB0003096442 14,113,655 14,113,655 12,813,096 12,813,096 Not
2.94% Not

Disclosable

Disclosable

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
	N/A		

Total (A+B)

Number of voting rights	% of voting rights
12,813,096	2.94%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

See Section 4

Proxy Voting:

10. Name of the proxy holder: See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Figures are based on a total number of voting rights of 435,330,490.

14. Contact name: Ian Haslegrave

15. Contact telephone number: 01865 207491

16. Date 17 July 2007

Notes

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker
of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing
the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that
controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder,
if he can exercise the voting rights at his discretion, and the shareholder who
has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h).
This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of
an on exchange transaction, the date on which the matching of orders occurs; in
the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the
acquisition, disposal or possibility to exercise voting rights takes effect (see
DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took
effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was
below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party
should not be obliged to disclose the extent of the holding, only that the new
holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns- if
there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect
shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should
also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds
3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the
shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

HOLGUUUPMUPMGGM

REG-Electrocomponents Holding(s) in Company

Released: 19/07/2007

RNS Number:5690A
Electrocomponents PLC
19 July 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which
voting rights are attached:

Electrocomponents plc

2. Reason for the notification (please place an X inside the appropriate bracket
/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify): ( )

....

3. Full name of person(s) subject to the notification obligation:

Silchester International Investors Limited

4. Full name of shareholder(s) (if different from 3):

Silchester International Investors International Value Equity Trust

Silchester International Investors International Value Equity Group Trust

Silchester International Investors Tobacco Free International Value Equity Trust

The Calleva Trust

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

18th July 2007

6. Date on which issuer notified:

19th July 2007

7. Threshold(s) that is/are crossed or reached:

Above 16%

8. Notified details:

N/A

A: Voting rights attached to shares

Class/type of shares if possible Situation previous to the
Triggering transaction
using the ISIN CODE
Number of shares Number
of voting Rights

GB0003096442 69,634,570
69,634,570

Resulting situation after the triggering transaction

Class/type of shares if Number of shares Number of voting rights
% of voting rights
possible using the ISIN
CODE
Direct Direct
Indirect Direct Indirect

GB0003096442 70,534,570 70,534,570
16.20%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of Expiration Date Exercise/Conversion Number of
voting rights % of voting rights
financial Period/ Date that may be
acquired if the
instrument instrument is
exercised/
converted.
N/A N/A N/A N/A
N/A

Total (A+B)
Number of voting rights % of voting rights

70,534,570 16.20%

9. Chain of controlled undertakings through which the voting rights and/or the
financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder:

Silchester International Investors Limited

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Silchester International Investors Ltd ("Silchester") acts as investment manager
for the clients detailed in Question 4 above (our "Clients"). In acting for our
Clients, Silchester are given full discretion over their investments and are
empowered to vote on their behalf. However, we do not act as our Clients'
custodian and therefore shares are not held in our name but in the name of each
Client's custodian bank.

14. Contact name:

Ian Haslegrave

15. Contact telephone number:

01865 207491

END

HOLGUUMUMUPMGMB

REG-Electrocomponents Director/PDMR Shareholding

Released: 23/07/2007

RNS Number:6891A
Electrocomponents PLC
23 July 2007

REG-Electrocomponents Director/PDMR Shareholding

ELECTROCOMPONENTS PLC ('the Company')

Dealings by Directors/PDMRs

The Company has been informed that the following Directors, Mr I Mason, Chief Executive Officer and Mr S Boddie, Group Finance Director, each acquired 25,000 ordinary shares of 10p each in the Company on Friday 20th July, 2007.

The shares were acquired at a price of 260.4842p.

Mr Mason now holds 87,349 shares in the Company, and Mr Boddie now holds 50,000 shares in the Company, which together represent less than 0.1% of the issued share capital.

The Company has been notified of this transaction in accordance with s324 of the Companies Act 1985 and the FSA Disclosure Rules 3.1.2 R.

IAN HASLEGRAVE
Company Secretary
23 July 2007

END
RDSSEDFEDSWSEDW

REG-Electrocomponents Holding(s) in Company

Released: 26/07/2007

RNS Number:9478A
Electrocomponents PLC
26 July 2007

TR-1(i): Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing
Electrocomponents plc
shares to which voting rights are attached(ii):
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
X
An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):_
3. Full name of person(s) subject to the notification obligation Aviva plc & its subsidiaries
(iii):
4. Full name of shareholder(s) (if different from 3.)(iv):

Registered Holder:

BNY Norwich Union Nominees Limited

3,788,074*

BT Globenet Nominees Limited

6,700*

Chase GA Group Nominees Limited

8,706,800*

Chase Nominees Limited

306,672*

CUIM Nominee Limited

2,774,755*

Vidacos
Nominees Limited

231,486*

* denotes
direct interest

5. Date of the transaction (and date on which the threshold is 25 July
2007
crossed or reached if different)(v):

6. Date on which issuer notified: 26 July
2007

7. Threshold(s) that is/are crossed or reached: 2% to 3%
Change at Direct Interest
Level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction(vii)				
	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of voting rights Direct	Indirect
Ordinary Shares GB0003096442	12,813,096	12,813,096	15,814,487	15,814,487	Not Disclosable	3..63%	Not Disclosable

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
		N/A		

Total (A+B)

Number of voting rights	% of voting rights

15,814,487 3.63%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv: See Section 4

Proxy Voting:
10. Name of the proxy holder: See Section 4
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Figures are based on a total number of voting rights of 435,330,490.

14. Contact name: Ian Haslegrave
15. Contact telephone number: 01865 207491
16. Date 26 July 2007

Notes

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the

following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of

an on exchange transaction, the date on which the matching of orders occurs; in
the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the
acquisition, disposal or possibility to exercise voting rights takes effect (see
DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took
effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was
below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party
should not be obliged to disclose the extent of the holding, only that the new
holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns- if
there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect
shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should
also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds
3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the
shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

HOLPUUBWMUPMGAQ

REG-Electrocomponents Holding(s) in Company

Released: 30/07/2007

RNS Number:1044B
Electrocomponents PLC
30 July 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which
voting rights are attached:

Electrocomponents plc

2. Reason for the notification (please place an X inside the appropriate bracket
/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify): ( )

....

3. Full name of person(s) subject to the notification obligation:

Silchester International Investors Limited

4. Full name of shareholder(s) (if different from 3):

Silchester International Investors International Value Equity Trust

Silchester International Investors International Value Equity Group Trust

Silchester International Investors Tobacco Free International Value Equity Trust

The Calleva Trust

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

26th July 2007

6. Date on which issuer notified:

27th July 2007

7. Threshold(s) that is/are crossed or reached:

Above 17%

8. Notified details:

N/A

A: Voting rights attached to shares

Class/type of shares if possible Situation previous to the Triggering transaction
using the ISIN CODE

	Number of shares	Number of voting Rights
GB0003096442	70,534,570	70,534,570

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares		Number of voting rights		% of voting rights	
	Direct	Indirect	Direct	Indirect	Direct	Indirect
GB0003096442	74,040,378		74,040,378		17.01%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
74,040,378	17.01%

9. Chain of controlled undertakings through which the voting rights and/or the
financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder:

Silchester International Investors Limited

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Silchester International Investors Ltd ("Silchester") acts as investment manager
for the clients detailed in Question 4 above (our "Clients"). In acting for our
Clients, Silchester are given full discretion over their investments and are empowered to vote on their behalf. However, we do not act as our Clients' custodian and therefore shares are not held in our name but in the name of each
Client's custodian bank.

14. Contact name:

Ian Haslegrave

15. Contact telephone number:

01865 207491

16. Date: 30 July 2007

END

HOLWUUPGMUPMGWU

REG-Electrocomponents Holding(s) in Company

Released: 30/07/2007

RNS Number:1047B
Electrocomponents PLC
30 July 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing Electrocomponents plc
shares to which voting rights are attached(ii):

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights
X

An acquisition or disposal of financial instruments which may result in the acquisition of

shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):_

3. Full name of person(s) subject to the notification obligation Aviva plc & its subsidiaries
(iii):

4. Full name of shareholder(s) (if different from 3.)(iv):
Registered
Holder:

BNY Norwich
Union Nominees Limited 4,559,459*

BT Globenet
Nominees Limited 6,700*

Chase GA
Group Nominees Limited 10,891,464*

Chase
Nominees Limited 462,609*

CUIM Nominee
Limited 3,410,038*

Vidacos

Nominees Limited 231,486*

* denotes

direct interest

5. Date of the transaction (and date on which the threshold is 26 July 2007
crossed or reached if different)(v):

6. Date on which issuer notified: 27 July 2007

7. Threshold(s) that is/are crossed or reached: 3% to 4%
Change at Direct Interest Level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of Shares	Number of Voting Rights viii	Resulting situation after the triggering transaction(vii) Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of voting rights Direct	Indirect
Ordinary Shares GB0003096442	15,814,487	15,814,487	19,561,756	19,561,756	Not Disclosable	4.49%	Not Disclosable

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
			N/A	

Total (A+B)

Number of voting rights	% of voting rights
19,561,756	4.49%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

See Section 4

Proxy Voting:

10. Name of the proxy holder: See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Figures are based on a total number of voting rights of 435,330,490.

14. Contact name: Ian Haslegrave

15. Contact telephone number: 01865 207491

16. Date: 30 July 2007

Notes

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of
an on exchange transaction, the date on which the matching of orders occurs; in
the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the
acquisition, disposal or possibility to exercise voting rights takes effect (see
DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took
effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was
below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party
should not be obliged to disclose the extent of the holding, only that the new
holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns- if
there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect
shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should
also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds
3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the
shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

HOLWUUCGMUPMGWU

REG-Electrocomponents Holding(s) in Company

Released: 31/07/2007

RNS Number:2226B
Electrocomponents PLC
31 July 2007

TR-1(i): Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing Electrocomponents plc
shares to which voting rights are attached(ii):

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights
x

An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached

An event changing the breakdown of voting rights
Other (please specify):_

3. Full name of person(s) subject to the notification obligation Aviva plc & its subsidiaries
(iii):

4. Full name of shareholder(s) (if different from 3.)(iv):

Registered Holder:

BNY Norwich Union Nominees Limited

4,960,699*

BT Globenet Nominees Limited

6,700*

Chase GA Group Nominees Limited

12,027,831*

Chase Nominees Limited

543,721*

CUIM Nominee

Limited

3,740,484*

Vidacos

Nominees Limited

231,486*

* denotes

direct interest

Chase

Nominees Limited

423,873

CUIM Nominee

Limited

364,818

Vidacos

Nominees Limited

599,917

5. Date of the transaction (and date on which the threshold is crossed or reached if different)(v): 27 July 2007

6. Date on which issuer notified: 30 July 2007

7. Threshold(s) that is/are crossed or reached: 4% to 5% Change at Combined Interest Level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares | Situation previous to the Triggering transaction (vi) | Resulting situation after the triggering transaction(vii)

if possible Number of Number of Number of Number of voting rights
% of voting rights
using the ISIN Shares Voting shares ix
CODE Rights
viii Direct Direct x Indirect xi
Direct Indirect

Ordinary Shares

GB0003096442 19,561,756 19,561,756 21,510,921 21,510,921 1,388,608
4.94% 0.32%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial Expiration date Exercise/ Conversion Number of
voting rights % of voting
instrument xiii Period/ Date xiv that may be
acquired if rights
the instrument
is
exercised/
converted.

N/A

Total (A+B)
Number of voting rights % of voting rights

22,899,529 5.26%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
See Section 4

Proxy Voting:

10. Name of the proxy holder: See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: number of voting rights of

Figures are based on a total 435,330,490.

14. Contact name: Ian Haslegrave

15. Contact telephone number: 01865 207491

16. Date: 31 July 2007

Notes

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights

and declares its intention of exercising them, and person lodging the collateral
under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has
a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those
situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker
of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing
the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that
controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder,
if he can exercise the voting rights at his discretion, and the shareholder who
has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h).
This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of
an on exchange transaction, the date on which the matching of orders occurs; in
the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the
acquisition, disposal or possibility to exercise voting rights takes effect (see
DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took
effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was
below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party
should not be obliged to disclose the extent of the holding, only that the new
holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns- if
there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect
shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should
also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds
3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

HOLWUUWCMUPMGCG

REG-Electrocomponents Holding(s) in Company

RECEIVED
2007 AUG -7 A 3:13

Released: 31/07/2007

RNS Number:2230B
Electrocomponents PLC
31 July 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing
Electrocomponents PLC
shares to which voting rights are attached:

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): A sale of shares has caused subsidiaries of
X
Prudential plc to cross 4% triggering this notification

3. Full name of person(s) subject to the notification Prudential
plc group of companies
obligation:

4. Full name of shareholder(s) (if different from 3.) See
attached schedule

5. Date of the transaction (and date on which the threshold is
26 July 2007
crossed or reached if different):

6. Date on which issuer notified:
30 July 2007

7. Threshold(s) that is/are crossed or reached:
See item 13

8. Notified details:

A: Voting rights attached to shares

Class/type of   Situation previous to the   Resulting situation after
the triggering transaction
shares   Triggering transaction

Number of   Number of   Number of   Number of
voting   % of voting rights
(if possible using   Shares   Voting Rights   shares   rights
ix
the ISIN CODE)   viii   Direct   Direct x
Indirect Direct   Indirect

xi
GB0003096442   31,600,304   31,600,304   31,950,304   31,950,304
7.33%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial   Expiration date   Exercise/ Conversion   Number of
voting rights   % of voting
instrument   xiii   Period/ Date xiv   that may be
acquired if   rights
the
instrument is
exercised/
converted.

N/A   N/A   N/A   N/A
N/A

Total (A+B)

Number of voting rights   % of voting rights

31,950,304   7.33%

9. Chain of controlled undertakings through which the voting rights and/or
the financial
instruments are effectively held, if applicable xv:

Prudential plc (parent Company)

M&G Group Limited (wholly owned subsidiary of Prudential plc)

M&G Limited (wholly owned subsidiary of M&G Group Limited)

M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)

The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: The Prudential Assurance Company Limited (a wholly owned subsidiary of Prudential plc) has crossed a 4% notifiable interest triggering this notification.

14. Contact name: Ian Haslegrave

15. Contact telephone number: 01865 207491

15. Date: 31 July 2007

END

HOLWUUQCMUPMGCG

Company No. 647788

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTION

of

ELECTROCOMPONENTS PLC

Passed 13 July 2007

At an Annual General Meeting of the above-named Company, duly convened and held on 13 July 2007 at The International Management Centre, 8050 Oxford Business Park North, Oxford, OX4 2HW, the following resolution was duly passed:

ORDINARY RESOLUTION (RESOLUTION 8)

Electronic Communication

8 THAT the Company be authorised, subject to and in accordance with the provisions of the Companies Act 2006, to send, convey or supply all types of notices, documents or information to the members by means of electronic equipment, including by making such notices, documents or information available on a website.

SPECIAL RESOLUTION (RESOLUTION 9)

Renewal of Directors' authority for the purchase by the Company of its own shares

9 THAT the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10p each in the Company (ordinary shares) provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 43,532,000;

(b) the minimum price which may be paid for ordinary shares is 10p per ordinary share;

(c) the maximum price which may be paid for ordinary shares is an amount equal to the higher of (i) 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase or (ii) the higher of the price of the last independent trade and the highest current bid as stipulated by Article 5(1) of Commission Regulation (EC) 22 December 2003 implementing the Market Abuse Directive as regards exemptions for buyback programmes and stabilisation of financial instruments (No 2273/2003);

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such a time; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of such contract.

....

Chairman of the Meeting

END